Exhibit 99.4

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 5th day of September, 2022.

BETWEEN:

(the “Securityholder”)

– and –

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

a company existing under the laws of the United Kingdom

(the “Purchaser”)

WHEREAS the Securityholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Turquoise Hill Resources Ltd. (the “Company”), a company existing under the laws of the Yukon, set forth on the Securityholder’s signature page attached to this Agreement.

AND WHEREAS the Purchaser and the Company have entered into an arrangement agreement (the “Arrangement Agreement”) concurrently with the entering into of this Agreement and propose to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”), pursuant to which, among other things, the Purchaser will acquire all of the Shares that it does not already hold, in exchange for a cash payment to the holders thereof.

AND WHEREAS the Securityholder acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

“Subject Shares” means that number of Shares set forth on the Securityholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially,

either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, and shall further include any Shares acquired by the Securityholder after the date hereof.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Securityholder

The Securityholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as expressly permitted by this Agreement:

(a)

at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) called to vote upon the Arrangement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Arrangement is sought, the Securityholder shall cause all of his or her Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all of his or her Subject Shares in favour of the approval of the Arrangement Resolution, the transactions contemplated by the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement;

(b)

at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Company is sought (including by written consent in lieu of a meeting), the Securityholder shall cause all of his or her Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all of his or her Subject Shares against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement or this Agreement;

(c)

the Securityholder hereby revokes any and all authorities pursuant to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling, voting instruction form, other voting document or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, in any case, that may conflict or be inconsistent with the matters set forth in this Agreement;

(d)

the Securityholder agrees not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than (A) pursuant to this Agreement; (B) upon the death of the Securityholder or (C) to a Person controlled by the Securityholder who executes an agreement in favour of the Purchaser in the same form as this Agreement;

(e)

the Securityholder shall not exercise any rights of appraisal or rights of dissent with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement that the Securityholder may have; and

(f)

without limiting the obligations in Sections 2.1(a) and (b), no later than 5 Business Days prior to the date of the Company Meeting: (i) with respect to all Subject Shares that are registered in the name of the Securityholder, the Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to all Subject Shares that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, the Securityholder shall deliver a duly executed voting instruction form to the intermediary through which the Securityholder holds his or her beneficial interest in the Securityholder’s Subject Shares instructing that the Securityholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to, and covenants with, the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Capacity. The Securityholder has the power and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

Ownership of Securities. The Securityholder is the sole registered and/or beneficial owner of his or her Subject Shares with good and marketable title thereto free of any and all encumbrances and demands of any nature or kind whatsoever. As of the date hereof, the Securityholder does not directly or indirectly control or direct or own or have any registered or beneficial interest in any other securities of the Company other than as disclosed on the Securityholder’s signature page attached to this Agreement.

(d)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Shares, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(e)

Voting. The Securityholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Shares and to sell or cause the sale of all of the Subject Shares disclosed on the Securityholder signature page as contemplated herein. None of the Subject Shares are subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(f)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of its properties that, individually or in the aggregate, would reasonably be expected to prevent or delay the Securityholder’s ability to perform its obligations hereunder. There is no order of any Governmental Entity against the Securityholder that would reasonably be expected to prevent or delay the Securityholder’s ability to perform its obligations hereunder.

(g)

Legal Advice. The Securityholder confirms by the execution and delivery of this Agreement that he or she has either obtained independent legal advice or waived his or her right to do so in connection with entering into this Agreement.

3.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to, and covenants with, the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)

Capacity. The Purchaser validly subsists under the laws of the United Kingdom and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Purchaser nor the compliance by it with any of the provisions hereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under: (i) any provision of its respective articles or by-laws (or other constating documents); or (ii) any Laws applicable to the Purchaser.

ARTICLE 4

TERMINATION

4.1	Termination

(a)	This Agreement will automatically terminate upon the earliest of:

(i)	the Effective Time;

(ii)	upon the termination of the Arrangement Agreement in accordance with its terms; or

(iii)	upon notice in writing from the Securityholder to the Purchaser following a Company Change in Recommendation permitted by the terms of the Arrangement Agreement.

(b)	This Agreement may be terminated:

(i)	at any time upon the mutual written agreement of the Purchaser and the Securityholder;

(ii)

by the Purchaser if: (i) any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) the Securityholder shall not have complied with its covenants to the Purchaser contained in this Agreement in all material respects; or

(iii)

by the Securityholder if: (i) any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects; (ii) the Purchaser shall not have complied with its covenants to the Securityholder contained in this Agreement in all material respects; or (iii) if, without the prior written consent of the Securityholder, the Arrangement Agreement or Plan of Arrangement is amended in any manner that would result in a decrease in the amount, or change in the form, of Consideration payable pursuant to the Arrangement.

4.2	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party except in respect of a breach of this Agreement which occurred prior to such termination and the Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Shares.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Securityholder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder in his or her capacity as a director or officer of the Company or any of its subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict the Securityholder from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries (including, without limitation, taking any action permitted by the Arrangement Agreement).

5.2	Further Assurances

Each of the Securityholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.3	Disclosure

The Securityholder hereby consents to the disclosure of the substance of this Agreement in any press release relating to the Arrangement and any circular or press release relating to the Company Meeting and the filing of a copy hereof by the Company at www.sedar.com.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, the parties shall not make any public announcement or statement with respect to this Agreement without the approval of the other party hereto, which shall not be unreasonably withheld or delayed. Each of the parties agrees to consult with the other party hereto prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

5.4	Time

Time shall be of the essence in this Agreement.

5.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

5.6	Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.7	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

5.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.9	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto.

5.10	No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

5.11	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	the Purchaser, addressed as follows:

Rio Tinto International Holdings Limited

6 St. James’s Square

London, England

SW1Y 4AD

United Kingdom

Attention:        Group Company Secretary

Email:              company.secretarial@riotinto.com

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 5300

TD Bank Tower

66 Wellington Street West

Toronto, ON M5K 1E6

Canada

Attention:        Shea Small and Eva Bellissimo

Email:              ssmall@mccarthy.ca and ebellissimo@mccarthy.ca

(b)	the Securityholder, as set forth on the signature page to this Agreement.

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

5.12	Specific Performance and other Equitable Rights

Each of the parties hereto agrees with the other that: (i) money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. Such remedies shall not be exclusive remedies for the breach or threatened breach of this Agreement but shall be in addition to all other remedies at law or in equity.

5.13	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Remainder of page intentionally left blank

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:
Name: Title:

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

(Print Name of Securityholder)

(Signature of Securityholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:
Email:

(Number of Shares Held)

(Number of Company RSUs, Company PSUs or Company DSUs Held)

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]